ONYX ACQUISITION CO. I

104 5th Avenue

New York, New York 10011

November 29, 2022

VIA EDGAR

Attention:	Kibum Park

Jeffrey Gabor

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Re:	Onyx Acquisition Co. I Preliminary Proxy Statement on Schedule 14A Filed November 10, 2022 File No. 001-41003

Ladies and Gentlemen:

This letter sets forth the response of Onyx Acquisition Co. I (the “Company” or “Onyx”) to the comment of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 21, 2021, with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing an amendment to the Preliminary Proxy Statement (the “Amendment”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Preliminary Proxy Statement. Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated your comment into this response letter in italics.

Preliminary Proxy Statement on Schedule 14A filed November 10, 2022

General

1.	Staff’s Comment:

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that all of the sponsor’s managers and officers are U.S. citizens and all owners of the sponsor are also U.S. citizens. While the Company’s sponsor is not controlled by, and does not have substantial ties to, any “foreign person” such that a business combination would automatically be subject to CFIUS review, the Company has added disclosure under the heading “Risk Factors” on page 16 of the Amendment noting that under certain circumstances the Company’s initial business combination may be subject to review by a U.S. government entity.

*****

We hope that the foregoing has been responsive to the Staff’s comments. If any additional supplemental information is required by the Staff or if you have any questions with respect to the foregoing, please contact Sean T. Wheeler, P.C. of Kirkland & Ellis LLP at (713) 836-3427 or Cephas Sekhar of Kirkland & Ellis LLP at (713) 836-3617.

Sincerely,

ONYX ACQUISITION CO. I

By:	/s/ Michael Stern
Name:	Michael Stern
Title:	Director, Chairman and Chief Executive Officer

Enclosures

cc:	Sean T. Wheeler, P.C. (Kirkland & Ellis LLP)
Cephas Sekhar (Kirkland & Ellis LLP)